

Mail Stop 4561

May 18, 2009

Via U.S. Mail and facsimile to (414) 362-6195

Michael W. Dosland
Senior Vice President and
Chief Financial Officer
Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223

> **Re:** **Bank Mutual Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-31207**

Dear Mr. Dosland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Asset Quality, page 13

1. We note on page 15 that your non-performing loans have increased in part due to a $9.1 million loan secured by a completed condominium development project

that defaulted during the year. As a result of this default, you recorded a $1.3 million provision for loan loss during 2008. We also note in Form 10-Q for the period ended March 31, 2009 that you recorded an additional $1.3 million provision as a result of continued deterioration in the market, as evidenced by the lack of unit sales in the project. Please provide us with a comprehensive response which provides a detailed analysis and timeline of events supporting your decisions to record provisions for loan losses for this particular loan relationship and the carrying value of this loan. In your response, specifically address the following:

- Tell us when this loan was originated and relevant payment history information, when you classified this loan as non-performing, and when this loan defaulted;
- Tell us specifically how you determined the amount of provisions to record during the quarters ended September 30, 2008 and March 31, 2009; and
- Tell us if you consider this loan to be collateral dependent, and if so, whether you obtained an independent appraisal(s) that resulted in the provisions recorded as of each of these dates which supports the current carrying value of this loan. If you obtained an appraisal(s), please provide us with the relevant information provided in these reports which supports your accounting. Additionally, please specifically disclose the last appraisal date and the type of appraisal obtained such as a new full appraisal or an update of a prior full appraisal, as applicable. If no appraisal(s) were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of this loan.

2. We note in your tabular presentation on page 15 that non-accrual mortgage loans have increased from $11.25 million as of December 31, 2007 to $29.86 million as of December 31, 2008. We also note that this increase is due, in part, to the default of a $9.1 million condominium development. Excluding this loan, please provide a detail of your next five largest non-accrual mortgage loans included in this balance as of December 31, 2008, which includes discussion of the following:

- the type of loan (one-to-four family, multi-family, commercial real estate, construction, etc.);
- when the loan was originated;
- the allowance for loan losses associated with the loan, as applicable;
- when the loan became non-accrual;
- the underlying collateral supporting the loan;
- the last appraisal obtained for the loan, as applicable; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan as of December 31, 2008 and through the date of your response.

Additionally, please tell us and revise future filings, to segregate the loans included in this table similar to the mortgage loan categories in your tabular presentation on page six.

Item 6. Selected Financial Data, page 40

3.   We note your presentation of "tangible shareholders equity to adjusted total assets." This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:

- To the extent this ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.
- To the extent that you plan to disclose this ratio in future Item 2.02 Forms 8-K as you have done in a Form 8-K filed on April 20, 2009, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Note 2. Securities Available-for-Sale, page 75

4.   Please revise future filings to fully comply with the disclosure requirements of paragraph 21 of SFAS 115.

Note 4. Goodwill, Other Intangible Assets, and Mortgage Servicing Rights, page 79

5.   We note that during the current year you recorded an $822 thousand valuation allowance on your mortgage servicing rights (MSRs). Please revise future filings to comply with the disclosure requirements of paragraph 17(i) of SFAS 140 as amended by paragraph 4 of SFAS 156.

Note 14. Fair Value of Financial Instruments, page 90

6.   We note on page 92 that you present all of your mortgage-related securities as Level 2. Please tell us what consideration you made in classifying your private label CMOs as Level 2 rather than Level 3 based upon your disclosure on page 42 which states that the market for private label CMOs in general deteriorated substantially during the last few months of 2008 in response to increased stress and illiquidity in the financial markets.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners, page 4 of the definitive proxy statement on Schedule 14A

7.   Please disclose to the staff, and in future filings, the natural person (or persons) who has voting power over the shares held by Barclays Global Investors.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Transactions and Relationships with the Company, page 37 of the definitive proxy statement on Schedule 14A

8.   We note the bank previously had a practice of making loans on preferential terms to directors, officers and employees. We also note the bank has discontinued this practice. Please confirm that such loans were repaid prior to fiscal year 2008. Alternatively, please provide to the staff, and include in future filings, the disclosure required by Item 404(a)(5) of Regulation S-K.

9.   We note the disclosure on page 38 of your definitive proxy statement that loans made to certain directors and executive officers were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K. Refer also to Question 130.05 of the Compliance & Disclosure Interpretations of Regulation S-K.

Form 10-Q, filed May 7, 2009

Provision for Loan Losses, page 25

10.   We note your disclosure that you recorded a $3.2 million provision for loan loss during the period ended March 31, 2009. As it relates to the $576 thousand provision relating to an apartment complex for which you accepted a deed in lieu of foreclosure, please tell us when the loan was originated, became non-accrual and/or impaired, and was foreclosed on. Additionally, please tell us how you determined the amount of the provision to record and the period in which you recorded this provision for loan losses along with any additional information you deem necessary to support your accounting for this loan.

11.   As a related matter, we note that you also recorded nearly $600 thousand in additional loss provision to reflect your general concerns regarding continued deterioration in economic conditions and declines in real estate values. Please tell us and revise future filings to more fully discuss the reasons for this provision in the current period (i.e. specific geographic considerations, housing prices, unemployment levels, etc.). Additionally, tell us to what extent, if any, these conditions have changed from December 31, 2008 to the current provision in this period.

Securities Available-for-Sale, page 28

12.   We note your disclosures that in recent periods your private-label CMOs have been downgraded to "double-A," or in a few instances, less than "double-A." Please tell us and revise future filings to disclose the specific credit ratings, carrying amounts, and unrealized loss positions for your entire portfolio of private-label CMOs. To the extent that any of your private-label CMOs have a credit rating of medium grade or below as of March 31, 2009, please provide us with your full detailed other-than-temporary impairment analysis of these securities that indentifies all available evidence and explains the relative significance of each piece of evidence that you rely upon to support a realizable value equal to or greater than the carrying value of the investment.

                    *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact John Spitz, Staff Accountant, at (202) 551-3484 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Adviser